SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                      Press Release dated February 24, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Alexa Ventures Inc.


Date: February 24, 2000               Mr. Gerry A. Racicot
                                      President

                                      Eiger
                 ==============================================

PRESS RELEASE
February 24, 2000
--------------------------------------------------------------------------------

                                     TSE:AXA
                                  OTC BB:ETIFF

              EIGER ANNOUNCES $20,000,000 SPECIAL WARRANT FINANCING

STRATFORD, ONTARIO, CANADA, FEBRUARY 24, 2000 --Eiger Technology Inc. ("Eiger") (TSE: AXA, OTC BB: ETIFF), a leading manufacturer of Internet and computer related products, has entered into an underwriting agreement with Dundee Securities Corporation, Canaccord Capital Corporation and Nesbitt Burns Inc. (the "Underwriters") to complete a $20 million financing.

The net proceeds received by Eiger from the financing will be used to expand the OEM, MP3 and DSL modem business operations of Eiger, and for general corporate purposes.

The Underwriters will place up to 4 million special warrants at $5 each. Each special warrant may be exercised without payment of additional consideration for one common share of Eiger. The closing date is expected to occur on or about March 7, 2000, and is subject to receipt by Eiger of all necessary regulatory approvals.

Gerry Racicot, President of Eiger Technology, Inc. stated, "We are especially pleased and excited to receive such a firm vote of confidence from the Canadian Institutional Investment Community of both our accomplishments to date and our business plan. This financing is expected to enable Eiger Technology, Inc. to achieve its growth potential and continued profitability in the foreseeable future".

Eiger will file a prospectus in each Canadian province in which special warrants are sold to qualify the distribution of the shares upon exercise of the special warrants. If final receipts for the prospectus are not obtained within 120 days after the closing date from the securities commissions of each such province, each special warrant will thereafter be exercisable for 1.1 common shares. One third of the proceeds of the offering will be released to Eiger on the closing date, with 50% of the balance released on the date of filing of the preliminary prospectus and the remaining 50% released on the later of the date of issue of a receipt for Eiger's final prospectus from the last of the securities commission of the provinces in which special warrants are sold and twelve months after the closing date.

The offering is subject to an over-allotment option which will permit the Underwriters to purchase or arrange for substituted purchasers for additional special warrants equal in number to 10% of the number of special warrants to be offered pursuant to the offering at a price equal to the offering price. Such option may be exercised by the Underwriters at any time in whole or in part prior to the Closing Date.

In consideration for acting as Eiger's agent in respect of the sale of the special warrants, the underwriters will receive a cash commission, and an option to acquire common shares in the amount of 7% of the number of special warrants issued. Such options will be exercisable up until the second anniversary of the closing date at an exercise price of $5.00 (Canadian). The distribution of shares upon the exercise of the Underwriters' option will also be qualified by prospectus.

                      DIRECTORS OF EIGER TECHNOLOGY, INC.:
                                  G.A. Racicot
                             Chief Executive Officer

THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

    ------------------------------------------------------------------------

                             Eiger Technology, Inc.
    818 Erie St. Stratford, ON N4Z 1A2 Phone:519-273-0503 Fax: 519-273-1684
                              e-mail: eiger@cyg.net